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                               GSC Holdings Corp.
                              625 Westport Parkway
                             Grapevine, Texas 76051

                                                               September 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: GSC Holdings Corp. Registration Statement on Form S-4 Registration No. 333-125161

Dear Ladies and Gentlemen:

      Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GSC Holdings Corp., a Delaware corporation (the "Company"), hereby respectfully requests that the effective date for the above referenced Registration Statement be accelerated to 11:00 a.m. Eastern Time on Friday, September 2, 2005, or as soon thereafter as possible.

      The Company acknowledges that

      (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       /s/ David W. Carlson

                                       David W. Carlson
                                       Executive Vice President and
                                         Chief Financial Officer